United States securities and exchange commission logo





                              December 21, 2021

       Wenshan Xie
       Chief Executive Officer
       E-Home Household Service Holdings Ltd
       Floor 9, Building 14, HaixiBaiyue Town
       No. 14 Duyuan Road, Luozhou Town
       Cangshan District, Fuzhou City 350001
       People   s Republic of China

                                                        Re: E-Home Household
Service Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed November 24,
2021
                                                            File No. 333-259464

       Dear Mr. Xie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 2 to Form F-3 filed November 24, 2021

       Prospectus Cover Page, page i

   1. We note your disclosure in response to comment 2. Please revise to refrain from using terms such as "we,"
"us," or "our" when describing activities or functions of a subsidiary and clearly disclose
how you will separately refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the
disclosure is referencing and which subsidiaries or entities are conducting the business
operations.
 Wenshan Xie
E-Home Household Service Holdings Ltd
December 21, 2021
Page 2
2. We note your disclosure in response to comment 3. Please expand the discussion regarding how cash is transferred through your organization to provide disclosure of whether any transfers have been made to date and your intentions to distribute earnings or settle amounts owed under any agreements through your organization. Prospectus Summary, page 1

3. We note your revised disclosure in response to comment 4. Please revise to clearly disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
       You may contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 if you
have any questions.



FirstName LastNameWenshan Xie                      Sincerely,
Comapany NameE-Home Household Service Holdings Ltd
                                                   Division of Corporation
Finance
December 21, 2021 Page 2                           Office of Trade & Services
FirstName LastName